THE WORLD WORKS IN REAL-TIME.
SO SHOULD YOUR BUSINESS.

DataMirror®
2003 ANNUAL REPORT



THE YEAR AT A GLANCE

Fiscal 2003 was a year of solid growth for DataMirror. Total revenue grew to $62.5 million, the highest revenue in our history. We expanded our install base to over 1,700 customers worldwide. EBITDA* grew to $10.7 million, an increase of 256% over fiscal 2002. Our achievements are a testament to the uniqueness of our products and the strength of our business model.

REVENUE



2003	$62,490
2002	$56,376
2001	$56,911
2000	$42,174

CUSTOMERS



2003	1,716
2002	1,573
2001	1,402
2000	1,088

EBITDA*



2003	$10,716
2002	$3,006
2001	$6,264
2000	$3,014

*EBITDA is a non-GAAP measurement of earnings, and is defined as earnings before interest, taxes, depreciation and amortization, and gains (losses) from investment in PointBase, Inc.

Founded
1993

Global Headquarters
Markham, Canada

Stock Symbols
Nasdaq: DMCX
Toronto Stock Exchange: DMC

Revenue
$62.5 million CDN in fiscal 2003

Employees
276+

Customers
1,700+

Mission
To help companies of all sizes manage, monitor and protect one of their most valuable assets – their corporate data.

Product Focus
Data Integration
Data Resiliency
Data Monitoring
Data Capture

Business Solutions
Business Intelligence
Enterprise Application Integration
E-Business
Customer Relationship Management
High Availability
Data Protection and Resiliency
E-Record Audit Trails
Mobile Data Collection
Consulting and Education Services

Markets
Financial Services
Manufacturing
Retail and Distribution
Life Sciences
Healthcare
Transportation
Telecommunications
Food & Beverage
Government

Alliances
Cap Gemini Ernst & Young
Deloitte Consulting
EMC
Hewlett-Packard
IBM
J.D. Edwards
Microsoft
Oracle
SAIC
SAP
Siebel
SSA Global Technologies
Sybase



BRINGING A UNIQUE PERSPECTIVE TO YOUR BUSINESS

In the time it takes you to read this sentence, a lot can happen in business. A high-end web server can process thousands of electronic transactions. A relational database like IBM DB2, Oracle or Microsoft SQL Server can handle multiple ad hoc queries simultaneously. Hundreds of records containing critical information on order status, inventory levels, billing and shipping can be updated, modified or deleted.

By today's standards, information that is days or weeks old is ancient history. Real-time access to corporate and customer data can mean the difference between knowing what happened in your business last month and knowing what's happening right now. To compete effectively and stay one step ahead, every company needs to be a real-time enterprise.

The challenge is how to integrate incompatible computers, applications and databases to enable real-time data flows. DataMirror LiveBusiness™ solutions let companies of all sizes quickly bridge the gap between disparate systems and databases and deliver real-time 24/7 data flows to the people who need it – employees, decision makers, partners and customers.

DataMirror has been talking about the real-time enterprise for almost a decade. Our innovative solutions make the real-time enterprise a reality by helping companies integrate, protect and monitor their corporate data with no costly programming, lengthy implementation time or development resources required. Since 1993, DataMirror has helped over 1,700 companies worldwide take advantage of the benefits of real-time technology including new efficiencies, enhanced service levels and the ability to do business 24/7.

But most of all, DataMirror brings a unique perspective to business through the ability to monitor operational activities as they occur, make better decisions faster, and respond rapidly to changing business or market conditions. At DataMirror, we're not simply selling technology. We're helping to build a live, connected, 24/7 world – one business at a time.



TO OUR SHAREHOLDERS

Fiscal 2003 was a year of progress and accomplishment for DataMirror. In a year of economic uncertainty and slow-to-no growth in IT spending, DataMirror achieved solid growth and the highest revenue in the Company's history. We extended the breadth of our solution offerings, forged new partnerships with industry-leading companies and achieved positive traction with innovative new solutions. We expanded our global presence with the opening of a new European headquarters in the heart of London. We received industry accolades and reached the milestone of over 1,700 customers worldwide.

Total revenue for the year ended January 31, 2003 was $62.5 million, as compared to $56.4 million for the previous fiscal year, an increase of 10.8%. License revenue for the year was $33.2 million, as compared to $28.6 million for the previous fiscal year, an increase of 16.2%. The GAAP net loss for the year ended January 31, 2003 was $2.2 million or ($0.19) per share compared to a net loss of $5.7 million or ($0.49) in the previous fiscal year. Adjusted net income (excluding the losses resulting from the Company's investment in PointBase, Inc. and amortization of intangibles) for the year was $7.3 million or $0.64 per share, as compared to adjusted net income of $1.7 million or $0.15 per share for the previous fiscal year, an increase of $5.6 million.

DataMirror's focus throughout fiscal 2003 was on improving operating margins and income statement metrics. During the third quarter, we completed a realignment of our sales and research and development resources around our core revenue-generating products to improve profitability and provide clear focus on the market opportunities for our LiveBusiness™ solutions. We made significant improvements to DataMirror's balance sheet and cash flow metrics, reducing days sales outstanding and driving eight consecutive quarters of positive cash flow from operations. As a result of these measures, DataMirror's sales, profits and revenue productivity per employee increased. Spending is down and we are pleased with our margins.

All four of our core business solutions – LiveIntegration™, LiveResiliency™, LiveAudit™ and LiveCapture™ – continue to resonate in our target markets and are driving increased customer demand and license revenue for DataMirror. More and more customers are exploiting the power of our real-time solutions. DataMirror added over 143 new customers for the year including B&Q, Bell Canada, Boehringer, GlaxoSmithKline, Gildan Activewear Inc., Henry Schein Inc., Hitachi Automotive Products, J.D. Edwards, Lloyds TSB Bank Argentina, Oxford Health Plans, Rogers Media Inc., The Royal Canadian Mint, The TJX Companies, Inc. (Target, TJ Maxx), UBS Global Asset Management and VEKA AG.

Established customers like Campbell Soup Company, Cardinal Health, CitiGroup, FedEx Ground, Fidelity Investments, JohnsonDiversy, JP Morgan Chase, Livit, NAPA Auto Parts, Nestle, Paramount Pictures Corporation, Pfizer, Reckitt Benckiser, Scandinavian Airlines and Shell Canada Ltd. also made significant additional purchases of our software to enable new business initiatives. Our strong, growing global customer base is a testament to the excellence of our software solutions, services and support.

We also experienced increasing interest in our high availability solutions for IBM iSeries environments throughout the year, as a result of our innovative global "Simple HA for $60K" resiliency offering tailored specifically for small and medium sized businesses. Based on the success of this "Simple HA for $60K" package, we introduced DataMirror's "Go Live for $55K" integration offering, which is uniquely positioned to address the real-time data integration needs of customers in the fast-growing and lucrative SMB market.

Real-time capabilities are now top of mind with companies of all sizes making investments in the real-time, connected enterprise. The market has also never been more conscious of the need for data protection, backup and recoverability. We believe the need for cost-effective solutions that make the real-time, 24/7 enterprise a reality has created a growing opportunity for our innovative software solutions which help companies manage, monitor and protect their corporate data. Our unique solutions offer customers a rapid return on a minimal software investment – the type of fast pay-back decision that companies are willing to make even in a tough economic climate. And the industry is taking notice.

The Company achieved wide industry recognition throughout the year. DataMirror was ranked third overall in the *Canadian Business* Tech100, the definitive ranking of Canada's hottest tech companies, based on revenue growth, profit, profitability growth and market cap growth. For the second consecutive year, the editors of *Intelligent Enterprise* Magazine named DataMirror "A Company to Watch" in 2003 after assessing DataMirror's technology leadership and seeking feedback from *Intelligent Enterprise* readers.

DataMirror's implementation of Transformation Server™ and High Availability Suite™ at The Chamberlain Group, a leading manufacturing company, won the Search400.com IT Excellence Award. By using DataMirror software, Chamberlain is able to provide over 1,000 employees, customers and dealers with real-time, 24/7 access to critical business information, allow sales executives to better monitor operations, reduce IT spending by 20%, and eliminate approximately 98% of hard copy reports, saving more than 1.8 million pieces of paper annually. Time and time again, we see our customers gain a similar return on investment from their real-time data integration and resiliency projects.

At COMMON Spring 2002, the world's largest conference for IBM iSeries users, DataMirror's Transformation Server software won the 2002 Editors' Choice Apex Award in the "Data and Knowledge Management" category. This award, which is determined by a panel of independent judges comprised of technical editors and industry professionals, recognizes innovative and industry leading products that use IBM e-business software technologies. A number of leading analysts including AMR Research also noticed the Company's accomplishments and profiled DataMirror in fiscal 2003.

DataMirror recognizes the value of strong alliances. We remain strongly committed to our longstanding relationship with IBM and other partners. In May, we extended our IBM relationship by signing a reseller agreement with IBM México. Under this agreement, IBM México's broad network of sales and technical professionals may sell and service DataMirror solutions to customers in the important Latin American market. DataMirror and IBM are also working together as part of IBM's TotalStorage Proven program to increase customer satisfaction and promote greater interoperability of our products with IBM's TotalStorage™ Enterprise Storage Server™ (ESS) products.

In addition, we forged new partnerships that we hope will further differentiate DataMirror in an increasingly crowded technology market. Throughout the year, DataMirror teamed with leading companies including Cap Gemini Ernst & Young, EMC and Siebel to offer customers a complete business solution. We will continue to expand our global reseller network and focus on forming and maintaining strong alliances.

During fiscal 2003, DataMirror dramatically expanded the depth and breadth of its LiveBusiness product strategy through the development of several innovative new software solutions. We brought to market enhanced versions of our iCluster™ software for IBM iSeries resiliency and our iReflect™ software for 24/7 Oracle availability with exciting new features and functionality designed to help customers better protect their precious data assets.

DataMirror iCluster for EMC Symmetrix®, introduced in April 2002, helps customers achieve high levels of data and application resiliency on IBM iSeries systems. iCluster for EMC Symmetrix is interoperable with EMC Symmetrix Remote Data Facility (SRDF™) and EMC TimeFinder™ software to provide a proven, multi-level resiliency solution. Through the EMC Developers Program, DataMirror is working with EMC to help our mutual customers reduce the risks associated with the integration and testing of complementary technologies so that companies can rapidly achieve enhanced application availability and business continuity.

DataMirror iCluster for IBM ESS further extends the capabilities of iCluster to enable enhanced levels of data and application availability for Storage Area Networks (SANs) running on IBM iSeries and ESS systems. iCluster has successfully completed interoperability testing with IBM's TotalStorage Enterprise Storage Server (ESS) products and has earned IBM TotalStorage Proven status. iCluster for IBM ESS provides IBM iSeries customers with a pre-tested and proven resiliency solution that simplifies the adoption of IBM storage technology and accelerates ROI. By providing resiliency support for both IBM and EMC storage solutions, iCluster gives customers on IBM iSeries the freedom to choose the resilient storage technologies that best suit their needs.

DataMirror also broadened its LiveIntegration offerings with the launch of LiveConnector™, a new packaged services offering designed to help companies integrate Siebel eBusiness Applications with other enterprise applications in real time. LiveConnector offers a complete business solution, including software and professional services, which delivers immediate benefits to small and medium-size businesses by enabling rapid deployment and return on investment. DataMirror also joined the Siebel Alliance Program and successfully validated the integration of the software component of LiveConnector with Siebel 2000. With more than 3,500 customers worldwide, Siebel Systems, Inc. is a leading provider of eBusiness applications software, enabling corporations to sell to, market to, and serve customers across multiple channels and lines of business.

DataMirror extended its product offerings for mainframe data stores with new integration software that provides relational access to a variety of data structures including DB2, IMS, VSAM and sequential files (SAM) on MVS, OS/390 and z/OS. The technology, which complements our Transformation Server solution, allows rapid implementation of enterprise applications and eliminates the need for costly in-house development of custom programming interfaces to integrate non-relational mainframe data.

Our traditional markets continue to show steady growth. The need for e-Business integration and real-time business intelligence is driving the adoption of our LiveIntegration solutions. Employees, decision makers, partners and customers have come to expect real-time access to information like pricing updates, order status, inventory and business metrics. This enhanced awareness of security and high availability is driving the adoption of our LiveResiliency and LiveAudit business solutions.

Throughout the year, we saw increasing interest in our innovative LiveAudit data monitoring solution by companies within the life sciences market. The E-Records regulations of the U.S. Food and Drug Administration require all FDA-regulated companies to use computer-generated, time stamped audit trails to ensure the integrity of systems storing FDA-related records. LiveAudit protects an organization's critical data by auditing who's doing what to their databases and when. DataMirror LiveAudit captures information on all additions, modifications, or deletions that occur in an application database to create real-time audit trails that preserve historical information and enable companies to monitor operational activities. The completeness of the information contained in the LiveAudit audit trail allows for rapid and easy detection of any irregularities.

Our alliance with SSA Global Technologies, a worldwide provider of enterprise solutions and services with 6,500 client implementations, has enabled us to extend our reach to mutual customers in the life sciences vertical. LiveAudit has also been deployed across a range of industries to combat fraud, enhance security and accountability, and improve customer service levels.

We continue to investigate the acquisition of businesses that would allow us to extend the scope of our solution offerings and further our competitive position in key markets. In fiscal 2003, the Company acquired approximately 39% of Idion Technology Holdings Limited (JSE: IDI), which owns high availability software vendor Vision Solutions. It is our intention to try and acquire the remaining shares of Idion from its existing management.

DataMirror's business continues to be strong and resilient. Customers continue to invest in DataMirror because we help them solve real business challenges. The bottom line benefits of investing in DataMirror LiveBusiness solutions include the ability to accelerate information flow, streamline business processes and bring down the cost of business transactions. Real-time data flows provide a 360-degree view of business operations and interactions with customers, enabling companies to tailor new product offerings, make better business decisions faster and enhance customer experiences.

In closing, I want to thank all of our employees for their extraordinary contributions to DataMirror's success. DataMirror fosters a performance culture and we demand high productivity from our employees. Without their extra efforts and commitment, we could not have accomplished our goals. Going forward, we have a solid business model in place and the talent to execute effectively. Many thanks also to our customers, business partners and investors for sharing in and supporting DataMirror's vision. We are confident that DataMirror can continue to deliver sustainable value to shareholders, and that there are more good things to come in fiscal 2004.



Nigel Stokes
Chairman and CEO

CREATING THE REAL-TIME ENTERPRISE – OUR PRODUCTS

DataMirror's LiveBusiness product family addresses four key challenges that organizations face when they set out to transform their IT infrastructures into real-time 24/7 enterprises – data integration, data resiliency, data monitoring and data capture. The result is a comprehensive end-to-end solution spanning mainframes, midrange servers, desktop computers and mobile devices. When companies choose DataMirror's LiveBusiness products to integrate, protect and monitor their corporate data in real-time, they're investing in a total packaged solution that includes proven software, professional services and global support.

Throughout the year, DataMirror's development team focused on core competencies, extending the depth and breadth of our product offerings with several significant new product releases. We introduced enhanced versions of DataMirror iCluster and iReflect, and launched two entirely new resiliency products – iCluster for EMC Symmetrix and iCluster for IBM Enterprise Storage Server (ESS). We continue to see traction in the high availability market, as witnessed by the growing success of our iReflect resiliency solution for Oracle environments.

We also expanded our LiveIntegration offerings with the launch of LiveConnector for Siebel, as well as new integration software that provides relational access to a variety of non-relational data structures on mainframe systems – where more than half of the world's data still resides.

Whether you need real-time 24/7 data flows for e-Business, data warehousing, customer relationship management, mobile computing or supply chain visibility, DataMirror's real-time software solutions deliver immediate benefits and long-term value – a significant return on your software investment.

LiveIntegration

Transformation Server
Real-time multi-platform data integration

iDeliver
Web data delivery

Constellar Hub
Enterprise application integration

DB/XML Transform
Integration between XML, EDI, database and text formats

LiveConnector
Integration between Siebel 2000 and most CRM, ERP and packaged software applications

LiveAudit

LiveAudit
Monitor the security of corporate data assets, enhance accountability and rapidly comply with E-Records mandates

LiveResiliency

iCluster
iSeries availability and cluster management. Support for EMC Symmetrix and IBM ESS storage systems

High Availability Suite
24/7 iSeries availability and resiliency

iReflect
24/7 high availability and disaster avoidance for Oracle

LiveCapture

Pervasive Gateway
Enterprise-wide mobile computing for SAP

Synapse Mobility
Turnkey mobile connectivity to SAP

Synapse Agility
Job scheduling and report distribution for SAP



**FISCAL 2003
FINANCIAL RESULTS**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this management discussion and analysis, including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this management's discussion and analysis of financial condition and results of operations or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

The following information should be read in conjunction with the audited Consolidated Financial Statements of DataMirror Corporation (together with its subsidiaries referred to as "DataMirror" or the "Company") for the years ended January 31, 2003 ("Fiscal 2003") and January 31, 2002 ("Fiscal 2002") presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are in all material respects in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in note 20 of the audited Consolidated Financial Statements. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

DataMirror designs, develops and markets software solutions that enable over 1,700 companies in 61 countries to integrate, protect, capture and audit their data.

The Company's comprehensive LiveBusiness solution family unlocks *the experience of now* by providing the instant data access, integration and resiliency companies demand today across all the computers in their business. Companies across all sectors, from manufacturing, retail, financial services and health care to government and military have invested in DataMirror solutions to help them work faster and smarter. The Company's LiveBusiness solutions enable customers to capture and integrate their data in real-time, make that data available and resilient 24 hours a day and keep the data secure by allowing them to identify and audit the changes to their databases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 20 of the audited Consolidated Financial Statements. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investments, intangible assets, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

The Company believes that the following are the critical judgement areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services.

Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers' financial condition and if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangible Assets. The Company has intangible assets related to acquired technology. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgements. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2003, the Company did not record an impairment charge related to intangible assets.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2003, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependent upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is more likely to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its net future tax assets, an adjustment to the future tax assets would be charged to income in the period such a determination were made.

SOURCES OF REVENUE

The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements and consulting and implementation services.

The sales of software licences have historically been on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. During fiscal 2003, sales through these indirect sales channels accounted for 24% of revenue, down slightly from 26% in fiscal 2002. In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users.

The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term.

Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be prebilled with the related software licences.

FISCAL YEAR ENDED JANUARY 31, 2003
COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2002

RESULTS OF OPERATIONS

The following table sets forth the Company's consolidated statements of loss for the years indicated:

Years ended January 31, (In thousands of CDN $)	2003	2002
REVENUE		
Licence	$ 33,223	$ 28,592
Maintenance	23,210	20,562
Services	6,057	7,222
	62,490	56,376
COST OF REVENUE		
Licence	239	257
Maintenance and services	12,605	13,464
	12,844	13,721
GROSS MARGIN	49,646	42,655
OPERATING EXPENSES		
Selling and marketing	21,289	21,542
Research and development	10,459	10,895
General and administration	8,812	9,088
Amortization of intangibles	2,740	3,244
	43,300	44,769
OPERATING INCOME (LOSS)	6,346	(2,114)
INVESTMENT INCOME, NET	611	859
LOSSES FROM INVESTMENT IN POINTBASE, INC.		
Impairment of equity investment	(4,595)	—
Equity loss	(2,081)	(4,112)
INCOME (LOSS) BEFORE INCOME TAXES	281	(5,367)
PROVISION FOR INCOME TAXES	2,434	297
NET LOSS FOR THE YEAR	$ (2,153)	$ (5,664)

REVENUE

The Company's revenue is derived primarily from sales of licences for its software products. Licence revenue has historically been heavily dependent on sales of Transformation Server and High Availability Suite software for use in connection with IBM iSeries (AS/400) platforms, and this trend continued in fiscal 2003, accounting for 66.5% of licence revenue as compared to 66.9% in fiscal 2002. It is expected that the Company's future success will continue to depend on its relationship with IBM and the success of the AS/400 platform.

Licence sales accounted for 53.2% of total revenue in fiscal 2003 as compared to 50.7% in fiscal 2002. The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future. During fiscal 2003, 37.1% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 36.5% of revenue in fiscal 2002. Revenue from services, which includes consulting, training and other services, accounted for 9.7% of revenue during fiscal 2003, compared to 12.8% in fiscal 2002.

Licence. Licence revenue in fiscal 2003 was $33,223,000 compared to $28,592,000 for fiscal 2002, an increase of 16.2%. The increase in licence revenue was largely attributable to revenue derived from new products such as LiveAudit, Pervasive Gateway and iReflect, as well as increased penetration into the High Availability for IBM iSeries market.

Maintenance. Maintenance revenue in fiscal 2003 was $23,210,000 compared to $20,562,000 in fiscal 2002, an increase of 12.9%. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2002 and the renewal of maintenance and support contracts for licence sales completed in prior periods.

Services. Services revenue in fiscal 2003 was $6,057,000 compared to $7,222,000 in fiscal 2002, a decrease of 16.1%. This decrease was due to lower rates of new customer adoption, which caused a reduction in demand for implementation services.

DataMirror derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2003, sales denominated in U.S. dollars and European currencies represented 58.9% and 34.2% respectively of the Company's revenues, while a significant portion of the Company's operating expenses are incurred in Canadian dollars. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. Management recognizes that this policy can provide only a short-term protection against a limited portion of the Company's currency exposure.

The Company's geographical revenue distribution based on the customers' country of residence has been as follows:

Years ended January 31,	2003	2002
Canada	6.9%	5.2%
United States	53.6	50.4
United Kingdom	18.7	24.0
Germany	8.1	9.8
Other	12.7	10.6
	100.0%	100.0%

Transaction values for sales of the Company's products have been as large as $1,400,000, although a typical sale ranges from $70,000 to $100,000. No single customer accounted for more than 1.8% of revenue in fiscal 2003 (1.2% of revenue for fiscal 2002), and no single industry accounted for more than 23.3% of licence revenue in fiscal 2003 (20.5% of licence revenue for fiscal 2002).

COST OF REVENUE

Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2003, costs of licence revenue were $239,000 (0.7% of licence revenue) relatively unchanged from $257,000 (0.9% of licence revenue) for fiscal 2002.

Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For fiscal 2003, costs of maintenance and service revenue were $12,605,000 (43.1% of maintenance and service revenue) compared to $13,464,000 (48.5% of maintenance and service revenue) for fiscal 2002. The gross margin on maintenance and service revenue improved slightly, as the Company realized economies of scale in the cost of providing support to its growing customer base.

OPERATING EXPENSES

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For fiscal 2003, these expenses totalled $21,289,000 (34.1% of revenue) down slightly from $21,542,000 (38.2% of revenue) for fiscal 2002 as the Company reduced travel and trade show related expenditures and had a reduction of headcount in this area. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $10,459,000 (16.7% of revenue) for fiscal 2003 down slightly from $10,895,000 (19.3% of revenue) for fiscal 2002. The overall headcount in research and development was reduced from 96 at the end of fiscal 2002 to 82 at the end of fiscal 2003, however the bulk of these reductions were made late in the third quarter and did not impact the annual expense significantly.

General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2003, general and administration expenses were $8,812,000 (14.1% of revenue) compared to $9,088,000 (16.1% of revenue) for fiscal 2002, a decrease of 3.0%. The Company initiated a series of cost saving measures during fiscal 2003 with the goal of increasing operating profitability which, combined with a reduction in overhead expenses as a result of the headcount reductions, resulted in this reduction in costs.

Amortization of Intangibles. Effective February 1, 2002, amortization of intangibles consists of the amortization of acquired technology. In fiscal 2002, amortization of intangibles also included the amortization of goodwill, as explained in note 2 to the financial statements. For fiscal 2003, amortization of intangibles was $2,740,000 compared to $3,244,000 for fiscal 2002. The decrease of $504,000 is due to the elimination of goodwill amortization.

INVESTMENT INCOME, NET

Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In fiscal 2003, net investment income was $611,000 compared to $859,000 in fiscal 2002. This decrease of $248,000 over the prior year is primarily a result of earning a lower rate of interest on invested cash balances in Canada during the year as well as a further reduction in interest rates received on cash balances set aside during the second quarter in support of the Company's bid to acquire Idion Technology Holdings Limited.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and bankers acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently our future investment income may fall short of expectations due to changes in short-term interest rates.

LOSSES FROM INVESTMENT IN POINTBASE

PointBase has had a history of operating losses and, while the level of operating losses has decreased in the current year, there is little prospect of short-term profitability. In June of 2002, PointBase started a downsizing of their business, with the intent of achieving break-even operations in the short-term. In October 2002 it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil.

The equity loss from the Company's investment in PointBase was $2,081,000 in fiscal 2003 compared to $4,112,000 in fiscal 2002. The decrease was the result of several factors, including the change in accounting policy with respect to goodwill amortization, as the equity loss in fiscal 2002 included $1,000,000 in amortization of the goodwill recorded on the Company's investment in PointBase as well as reduced operating losses incurred by PointBase over the nine months ended October 31, 2002. Also, the Company's decision to write the investment in PointBase off at October 31, 2002 resulted in only nine month's of equity losses being recorded in fiscal 2003 compared to twelve months in fiscal 2002.

INCOME TAX EXPENSE

During fiscal 2003, the Company recorded an income tax provision of $2,434,000 as compared to a provision of $297,000 in fiscal 2002.

The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2003 was 38.6% [2002 – 41.7%]. The decrease in the combined rate is due to the announced reduction in the federal and provincial tax rates coming into effect during the year. The announced federal and provincial tax rates cuts for the coming year will further reduce the combined rate to approximately 36.6%.

The income tax provision is different than expected due to a combination of factors including: the equity loss and write-off of PointBase being non-deductible for tax purposes, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

Certain of the Company's foreign subsidiaries have carry-forwards for income tax purposes of approximately $3,952,000 that are not recognized in these financial statements. These losses are available to claim against future taxable income in the applicable tax jurisdictions.

OPERATING SEGMENTS

The Company operates in two reportable segments, North America and Europe. In fiscal 2003, the North American segment (which includes the Company's Asia Pacific operations, which are currently not significant) had an operating income of $4,580,000 compared to an operating loss of $2,455,000 in fiscal 2002. This increase in profitability was due to a program of controlling the North American operating expenses through headcount reductions and other cost control measures while increasing revenue by 18.8%. Other factors include a reduction in operating losses generated from the Asia Pacific operations and the effect of the change in accounting policies for goodwill amortization. The European segment had operating income of $1,766,000 in fiscal 2003 compared to operating income of $341,000 in fiscal 2002. This increase in profitability was achieved mainly through cost reductions over the previous fiscal year.

ACQUISITIONS AND INVESTMENTS

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2003, the Company owned approximately 44,523,000 or 39.3% of Idion's outstanding common shares acquired at a cost of $9,768,000. The ownership of 1,119,000 shares of Idion (the "Disputed Shares") is subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. The broker alleges that it did not accept the Company's offer in respect of the Disputed Shares and has instituted legal proceedings against the Company and certain other parties to prevent the settlement of the sale of the Disputed Shares to the Company.

Should the Company decide to liquidate its investment in Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and subject to foreign exchange and other risks associated with investments in JSE listed companies. Under South African securities regulations, the Company may acquire an additional 5% of Idion's common shares over the one-year period starting July 5, 2002, and subsequent to that one-year period, may launch a new take-over bid. If the Company is ultimately successful in completing the transaction, there are factors which may impact the acquisition. These factors include, but are not limited to, the following: risks involved in the completion and integration of the acquisition, expected cost savings from the acquisition may not be fully realized or realized within the expected timeframe, revenue of the combined company may be lower than expected, the possibility of technical, logistical or planning issues in connection with deployments, costs or difficulties related to obtaining regulatory approvals for completing the acquisition, costs or difficulties related to integration of the companies following the acquisition may be greater than expected and legislative or regulatory changes may adversely affect the businesses in which the companies are engaged.

The investment in Idion is accounted for using the cost method, as the Company does not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. On January 31, 2003, shares of Idion were trading at approximately Cdn. $0.32 per share, which would indicate a market value of $14,450,000 for the Company's investment at that date. If a decline in market value is determined to be other than a temporary decline in value, the Company will be required to write-down its investment in Idion. During its latest fiscal year ended December 31, 2002, Idion incurred a net loss of approximately U.S. $5.4 million of which approximately U.S. $2.2 million was from continuing operations.

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

On June 8, 2001, the Company acquired the technology and certain related assets of BDI Systems Inc., a developer of XML-based data transformation software products, in a cash and stock transaction. Total consideration for the transaction was cash of $424,000 and 50,000 shares of common stock with a value of $307,000. The assets acquired have been accounted for as acquired technology of $424,000 and deferred compensation of $307,000. The acquisition of technology will be amortized over a period of three years. The deferred compensation will be amortized over two years.

On May 18, 2001, the Company acquired the technology and certain related assets of saipx Inc., a developer of pervasive mobile computing and turnkey solutions for SAP, in a cash transaction. The Company acquired current assets valued at $9,000, capital assets valued at $65,000 and technology valued at $219,000 for cash consideration of $293,000. The acquisition has been accounted for under the purchase method, and the technology acquired will be amortized over a term of three years.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing enterprise application integration products with offices in Redwood Shores, California and London, England. The acquisition has been accounted for under the purchase method, and the results of the continuing operations of the Constellar business acquired by DataMirror are included from the date of acquisition. A total of U.S. $5 million in payments relating to the Constellar acquisition were deferred over 3 years, with U.S. $3 million of these payments being contingent on revenues realized by DataMirror from the acquired business over the three years beginning September 1, 2000. Payments of U.S. $1 million each were made in October 2001 and October 2002 in consideration of the fixed portion of this obligation. In November 2001, a payment of $724,000 was made in payment of $856,000 of contingent consideration for the year ended August 31, 2001 less a holdback of $132,000 related to assets which were not realized. No payment of contingent consideration is due in respect of the year ended August 31, 2002.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

QUARTERLY RESULTS OF OPERATIONS
The following table sets forth certain unaudited information for each of the eight most recent quarters ended January 31, 2003. The information has been derived from the Company's unaudited Consolidated Financial Statements that, in management's opinion, have been prepared on a basis consistent with the audited Consolidated Financial Statements contained elsewhere in this Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

Year ended January 31, 2003

Quarter ending	Apr. 30	July 31	Oct. 31	Jan. 31
(In thousands of CDN dollars, except per share data - Unaudited)				
TOTAL REVENUE	$ 14,142	$ 14,813	$ 15,745	$ 17,790
NET INCOME (LOSS)	$ (947)	$ (186)	$ (4,270)	$ 3,250
EARNINGS (LOSS) PER SHARE				
Basic	$ (0.08)	$ (0.02)	$ (0.38)	$ 0.29
Fully diluted	$ (0.08)	$ (0.02)	$ (0.38)	$ 0.28
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)				
Basic	11,431	11,434	11,369	11,388
Fully diluted	11,431	11,434	11,369	11,592

Year ended January 31, 2002

Quarter ending	Apr. 30	July 31	Oct. 31	Jan. 31
(In thousands of CDN dollars, except per share data - Unaudited)				
TOTAL REVENUE	$ 13,545	$ 14,017	$ 14,352	$ 14,462
NET LOSS	$ (2,008)	$ (1,511)	$ (764)	$ (1,381)
LOSS PER SHARE				
Basic	$ (0.17)	$ (0.13)	$ (0.07)	$ (0.12)
Fully diluted	$ (0.17)	$ (0.13)	$ (0.07)	$ (0.12)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)				
Basic	11,582	11,551	11,518	11,434
Fully diluted	11,582	11,551	11,518	11,434

LIQUIDITY AND CAPITAL RESOURCES
Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares.

As at January 31, 2003 the Company had cash, cash equivalents and short-term investments of $38,827,000, compared to $36,495,000 at the end of fiscal 2002. The increase in cash, cash equivalents and short-term investments was primarily due to increased cash flow from operations. For the year ended January 31, 2003, cash flow from operations was $15,908,000, an increase of $595,000 over fiscal 2002 due to a significant increase in operating profits and an increase in the rate of collections of accounts receivable, which resulted in a decrease in days sales outstanding to 64 at January 31, 2003 from 81 at the end of fiscal 2002. The Company's investing activities consisted primarily of purchases of capital assets and the purchase of shares of Idion. During fiscal 2003, capital expenditures of $1,859,000 ($1,460,000 in fiscal 2002) were financed internally and none ($165,000 in fiscal 2002) were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. Financing activities during the year included repayments of long-term liabilities, capital lease payments and share capital transactions. During the fiscal year the Company used $1,557,000 ($2,249,000 in fiscal 2002) in cash to repurchase its common shares under a normal course issuer bid and raised an additional $821,000 ($747,000 in fiscal 2002) through the issuance of common shares pursuant to the Company's stock option plans.

The Company has available short-term bank credit facilities amounting to approximately $3,377,000. At January 31, 2003 there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially if the Company is successful in its take-over bid for Idion or in the event the Company makes other significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

NEW ACCOUNTING RECOMMENDATIONS
During 2002, the Financial Accounting Standards Board ("FASB") adopted two new accounting recommendations which may have an impact on the Company's future financial statements. The Company will adopt each of these recommendations as of February 1, 2003 and does not anticipate any material adverse effect to result from such adoption.

In June 2002, FASB introduced Statement of Financial Accounting Standard ("SFAS") 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Prior to SFAS 146, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002.

In December 2002, FASB introduced SFAS 148, amending SFAS 123, to provide alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has adopted this standard and determined it has no impact on its U.S. GAAP financial information.

In November 2001, the Accounting Standards Board ("AcSB") approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. The company has not yet determined the impact, if any, of these new guidelines.

OUTLOOK

The Company will continue to pursue its strategy of developing and marketing software solutions that allow companies to integrate, protect, capture and audit their data. More enterprises are expected to recognize the importance of managing data for business intelligence, enterprise application integration and e-business applications in real-time. To establish and maintain useful databases for these purposes, data must be captured, transformed and flowed from the source databases that generate operational data to separate databases such as data warehouses or web servers in real-time. Competitive pressures are forcing more companies to be available to their customers 24 hours a day. Having key operational systems unavailable due to planned (system maintenance, upgrade or backup) or unexpected (hardware or communications failure) system outages is no longer acceptable. The U.S. Food and Drug Administration ("FDA") is mandating that all FDA-regulated firms provide electronic audit trails, also known as E-Records, for FDA examination. It is expected that federal regulators in other industries will follow suit and mandate similar E-Records requirements. The Company's LiveBusiness solutions are designed to help companies address all these needs. It is the Company's intention to try to acquire the remaining shares of Idion from its existing management.

Some of the key growth issues the Company faces include building and managing its direct and indirect distribution channels, increasing its marketing efforts to enhance general market awareness of its products, continuing to improve the efficiency and functionality of its existing products, introducing new products, hiring quality people and maintaining adequate management reporting and information systems. The Company continues to invest in these areas in order to achieve its growth objectives.

During fiscal 2003 the Company adjusted its business model to drive a significant improvement in operating profits. We believe that these adjustments have positioned us to continue to drive increased levels of profitability in the coming year. The Company's balance sheet is strong and we remain confident that our LiveIntegration, LiveResiliency, LiveAudit and LiveCapture solutions will continue to resonate in the marketplace. We believe our near and long-term prospects for success remain strong, but are aware of the uncertain economic and business conditions that could cause fluctuations in operating results. Nevertheless, the Company remains committed to its objective of generating significant value for its shareholders, customers, business partners and employees.

Management's Responsibility for Financial Reporting

The accompanying Consolidated Financial Statements are the responsibility of management and have been approved by the Board of Directors. Management believes that the Consolidated Financial Statements fairly reflect the form and substance of transactions and that the Consolidated Financial Statements reasonably present the Company's financial position and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in these financial statements amounts based on estimates and judgments that it believes are reasonable under the circumstances. Financial and operating data elsewhere in the annual report are consistent with the information contained in these financial statements.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls. These controls ensure that assets are safeguarded from loss or unauthorized use and that financial records are reliable for the purpose of preparing Consolidated Financial Statements.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Company, have audited the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and they provide an objective, independent review of the fairness of reported operating results and financial position. The Board of Directors of the Company has an Audit Committee which meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls and financial reporting matters.



Nigel Stokes

Chairman, President and
Chief Executive Officer



Peter Cauley

Vice President Finance and
Chief Financial Officer

DataMirror Corporation
January 31, 2003

AUDITORS' REPORT

To the Shareholders of
DataMirror Corporation

We have audited the consolidated balance sheets of DataMirror Corporation as at January 31, 2003 and 2002 and the consolidated statements of loss, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the consolidated financial statements, the Company changed its accounting policy for goodwill effective February 1, 2002.

Toronto, Canada,
March 4, 2003.

Ernst & Young LLP

Chartered Accountants

CONSOLIDATED BALANCE SHEETS
[in thousands of Canadian dollars]

As at January 31		2003		2002
ASSETS				
CURRENT				
Cash and cash equivalents [note 3]	$	13,025	$	9,073
Short-term investments [note 4]		25,802		27,422
Accounts receivable		12,455		12,773
Prepaid expenses		1,618		1,747
Future tax assets [note 14]		2,578		1,851
TOTAL CURRENT ASSETS		55,478		52,866
Capital assets, net [note 5]		3,931		3,702
Investment tax credits recoverable		1,664		2,440
Investments [note 6]		9,768		7,495
Intangibles [note 7]		7,388		9,982
Goodwill [note 2]		3,118		3,118
	$	81,347	$	79,603
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT				
Accounts payable and accrued liabilities	$	5,120	$	3,855
Deferred revenue		18,137		14,583
Current portion of long-term debt [note 9]		—		1,464
Current portion of capital lease obligations [note 10]		89		138
Income taxes payable		993		—
TOTAL CURRENT LIABILITIES		24,339		20,040
Future tax liabilities [note 14]		1,505		1,106
Capital lease obligations [note 10]		33		98
TOTAL LIABILITIES		25,877		21,244
Commitments and contingencies [notes 15, 16 and 18]				
SHAREHOLDERS' EQUITY				
Share capital [note 11]		64,637		64,740
Deficit		(8,669)		(5,883)
Cumulative translation adjustment		(498)		(498)
TOTAL SHAREHOLDERS' EQUITY		55,470		58,359
	$	81,347	$	79,603

See accompanying notes

On behalf of the Board:



Nigel Stokes
Director



Donald Lenz
Director

CONSOLIDATED STATEMENTS OF LOSS
[in thousands of Canadian dollars, except per share data]

Years ended January 31		2003		2002
REVENUE				
Licence	$	33,223	$	28,592
Maintenance		23,210		20,562
Services		6,057		7,222
		62,490		56,376
COST OF REVENUE				
Licence		239		257
Maintenance and services		12,605		13,464
		12,844		13,721
GROSS MARGIN		49,646		42,655
OPERATING EXPENSES				
Selling and marketing		21,289		21,542
Research and development [note 13]		10,459		10,895
General and administration		8,812		9,088
Amortization of intangibles		2,740		3,244
		43,300		44,769
Operating income (loss)		6,346		(2,114)
Investment income, net [notes 9 and 10]		611		859
Losses from investment in PointBase, Inc. [note 6]				
Impairment of equity investment		(4,595)		—
Equity loss		(2,081)		(4,112)
Income (loss) before income taxes		281		(5,367)
Provision for (recovery of) income taxes [note 14]				
Current		2,762		428
Future		(328)		(131)
		2,434		297
NET LOSS FOR THE YEAR	$	(2,153)	$	(5,664)
EARNINGS PER SHARE				
Basic	$	(0.19)	$	(0.49)
Diluted	$	(0.19)	$	(0.49)
WEIGHTED AVERAGE NUMBER OF SHARES [000'S]				
Basic		11,411		11,500
Diluted		11,411		11,500

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
[in thousands of Canadian dollars]

Years ended January 31,	Common shares		Retained earnings (deficit) $	Cumulative translation adjustment $	Total shareholders' equity $
	Shares [000's]	Amount $			
BALANCE, JANUARY 31, 2001	11,624	65,583	133	(498)	65,218
Net loss for the year	—	—	(5,664)	—	(5,664)
Issuance of share capital [notes 11[c] & 18]	72	435	—	—	435
Exercise of stock options [note 12]	112	619	—	—	619
Repurchase of common shares [note 11[b]]	(336)	(1,897)	(352)	—	(2,249)
BALANCE, JANUARY 31, 2002	11,472	64,740	(5,883)	(498)	58,359
Net loss for the year	—	—	(2,153)	—	(2,153)
Exercise of stock options [note 12]	153	821	—	—	821
Repurchase of common shares [note 11[b]]	(164)	(924)	(633)	—	(1,557)
BALANCE, JANUARY 31, 2003	11,461	64,637	(8,669)	(498)	55,470

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
[in thousands of Canadian dollars]

Years ended January 31,		2003		2002
OPERATING ACTIVITIES				
Net loss for the year	$	(2,153)	$	(5,664)
Add (deduct) items not affecting cash				
Amortization of capital assets		1,630		1,876
Amortization of intangibles		2,740		3,244
Future income taxes		(328)		(131)
Impairment of investment in PointBase, Inc.		4,595		—
Equity loss from investment in PointBase, Inc.		2,081		4,112
Investment tax credits recoverable		776		—
Non-cash interest expense		63		215
Non-cash foreign exchange loss		59		97
Non-cash operating expense		186		90
		9,649		3,839
Net change in non-cash working capital balances related to operations		6,259		11,474
CASH PROVIDED BY OPERATING ACTIVITIES		15,908		15,313
INVESTING ACTIVITIES				
Additions to capital assets		(1,859)		(1,460)
Purchase of short-term investments		(25,802)		(27,422)
Maturity of short-term investments		27,422		—
Investment in Idion Technology Holdings Limited		(8,949)		(820)
Acquisition of intangibles		(332)		(676)
Acquisition of businesses, net of cash [note 18]		—		(724)
CASH USED IN INVESTING ACTIVITIES		(9,520)		(31,102)
FINANCING ACTIVITIES				
Repayment of long-term debt		(1,586)		(1,566)
Payments on capital lease obligations		(114)		(275)
Issuance of share capital		821		747
Repurchase of share capital		(1,557)		(2,249)
CASH USED IN FINANCING ACTIVITIES		(2,436)		(3,343)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		3,952		(19,132)
Cash and cash equivalents, beginning of year		9,073		28,205
CASH AND CASH EQUIVALENTS, END OF YEAR	$	13,025	$	9,073
SUPPLEMENTAL CASH FLOW INFORMATION				
Interest paid	$	119	$	53
Income taxes paid	$	238	$	1,080

See accompanying notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements of DataMirror Corporation [the "Company"] have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"], which are in all material respects in accordance with accounting principles generally accepted in the United States ["U.S. GAAP"], except as disclosed in note 20. The Company is incorporated under the laws of Ontario.

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiary companies. All significant inter-company transactions and balances have been eliminated upon consolidation. The purchase method is used to account for acquisitions and the results of operations of subsidiaries are included from the dates of their respective acquisitions.

USE OF ESTIMATES
The preparation of these consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts may vary from the current estimates.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly liquid investments having maturity dates of up to three months when purchased and are valued at cost, which approximates their fair value.

SHORT-TERM INVESTMENTS
Short-term investments include highly liquid investments with maturity dates of over three months and less than one year when purchased and are valued at the lower of cost and market, which approximates their fair value.

CAPITAL ASSETS
Capital assets are recorded at cost less accumulated amortization and related investment tax credits. Amortization is provided over the estimated useful life of the related asset. Computer equipment and software are amortized on a declining balance basis at rates varying from 30% to 50%. Furniture and equipment are amortized on a declining balance basis at 20%. Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

LEASES
Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the present value of future lease payments, discounted at the appropriate interest rate and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed as incurred.

INVESTMENTS
The Company's investment in PointBase, Inc. ["PointBase"] is recorded using the equity method of accounting.

The Company's investment in Idion Technology Holdings Limited ["Idion"] is recorded at cost as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

A decline in the value of an investment which is considered to be other than a temporary impairment in value is charged against income in the period that such determination is made.

INTANGIBLES

Intangibles are comprised of acquired technology assets, which are recorded at cost. Amortization is provided for on a straight-line basis over one to five years. Acquired technology assets are assessed for future recoverability or impairment on an annual basis by estimating future undiscounted cash flows. When the net carrying value of an acquired technology asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.

GOODWILL

Goodwill arises on business acquisitions and comprises the excess of amounts paid over the fair value of net identifiable assets acquired.

Effective February 1, 2002, the Company adopted the requirements of The Canadian Institute of Chartered Accountants ["CICA"] Handbook Section 3062, "Goodwill and Other Intangible Assets." Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review at least annually. As of the adoption date, the Company completed impairment testing on the balance of goodwill and no impairment loss was recorded. The Company has determined that it has no intangible assets of indefinite life.

The carrying value of goodwill is assessed at least annually to determine if a permanent impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

EARNINGS PER SHARE

Basic earnings per share are calculated on net loss for the year using the weighted average number of shares outstanding. Diluted earnings per share reflect the dilution that would occur if outstanding stock options were exercised into common shares using the treasury stock method. The computation of diluted earnings per share does not include stock options with dilutive potential that would have an anti-dilutive effect on earnings per share. For the years ended January 31, 2003 and January 31, 2002, the inclusion of the Company's stock options in the computation of diluted earnings per share would have an anti-dilutive effect. Therefore, stock options are excluded from the computation and consequently there is no difference between basic earnings per share and diluted earnings per share.

STOCK-BASED COMPENSATION PLANS

The Company has two stock-based compensation plans, which are described in note 12. No compensation expense is recognized for these plans when stock options are issued to directors, officers and employees. Any consideration paid on the exercise of stock options is credited to share capital.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date. Research and development costs are reduced by related investment tax credits.

GOVERNMENT ASSISTANCE

Government assistance, consisting of investment and other tax credits, is recorded using the cost reduction method. Such government assistance is recorded when the qualifying expenditure is made and where there is reasonable assurance that investment and other tax credits will be realized.

FOREIGN CURRENCY TRANSLATION

The Company's subsidiaries are considered to be integrated operations. Accordingly, the temporal method is used to translate the foreign operations of the subsidiary companies. The temporal method is also used to translate foreign transactions and balances. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses, excluding amortization, are translated at average rates prevailing during the year. Amortization is translated at weighted average historical rates. The resulting net gain or loss on translation is included in the consolidated statements of loss in the period incurred.

Foreign exchange gains and losses on transactions during the year are reflected in income, except for gains and losses on foreign exchange forward contracts used to hedge the collection of accounts receivable denominated in foreign currencies [note 16]. Gains or losses on these contracts are accounted for as a component of the related hedged transaction. Unrealized foreign exchange gains or losses on foreign denominated long-term debt are charged to income in the period in which the gain or loss arises.

REVENUE RECOGNITION AND DEFERRED REVENUE
The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services.

Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4 issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Deferred revenue is comprised of software maintenance and support fees and consulting revenue for which services have yet to be provided.

INCOME TAXES
The Company accounts for income taxes using the liability method of tax allocation. Under the liability method of tax allocation, future tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance on future tax assets when it is more likely than not that such assets will not be realized.

2. NEW ACCOUNTING PRONOUNCEMENTS

(a) Business combinations, goodwill and other intangible assets

In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards require that the purchase method of accounting must be used for business combinations initiated after June 30, 2001 and require that goodwill and intangible assets with indefinite lives no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

The Company has adopted these new standards as of February 1, 2002 and has discontinued amortization of all existing goodwill. In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired at February 1, 2002 using a two step test. The Company had six months to complete step one of the test, which is to determine the fair value of its reporting units and compare that to the carrying value of its reporting units. The Company has completed step one of the test, and has determined that there is no potential impairment to goodwill as at February 1, 2002. As a result, the Company is not required to perform step two of the transitional impairment test.

On November 1, 2002, the Company performed its annual impairment test, and determined that there was no potential impairment to goodwill at that date. In addition to the annual impairment test, the Company will perform an impairment test if an event occurs or circumstances change that would more likely than not reduce the value of a reporting unit below its carrying value. Any resulting impairment will be charged to operating income in the period it is discovered.

On February 1, 2002, the Company had unamortized goodwill of $3,118,000, which is no longer being amortized. The Company's investment in PointBase included $2,710,000 of unamortized goodwill as of February 1, 2002 which is no longer being amortized. The investment in PointBase was written off in October 2002 as disclosed in note 6.

This change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

Years ended January 31,		2003		2002
Loss for the year	$	(2,153)	$	(5,664)
Add amortization of goodwill		—		1,520
LOSS BEFORE AMORTIZATION OF GOODWILL	$	(2,153)	$	(4,144)
Loss per share				
Loss for the year	$	(0.19)	$	(0.49)
Loss before amortization of goodwill	$	(0.19)	$	(0.36)

Of the amortization of goodwill of $1,520,000 for the year ended January 31, 2002, $520,000 is included in amortization of intangibles and $1,000,000 related to the amortization of the goodwill associated with the Company's investment in PointBase is included in the equity loss from investment in PointBase.

(b) Stock-based compensation and other stock-based payments

Effective February 1, 2002, the Company adopted CICA 3870, "Stock-based Compensation and Other Stock-based Payments". As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after February 1, 2002. The Company has chosen to continue its policy of recognizing no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to February 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. This change in policy did not have a material impact on the results for the year ended January 31, 2003.

(c) Foreign exchange gains and losses on long-term monetary liabilities

Effective February 1, 2002, the Company has retroactively adopted the revisions to CICA 1650, "Foreign Currency Translation". Under the revised section, foreign exchange gains or losses on long-term monetary assets and liabilities are no longer deferred and amortized over the term on the related asset or liability, but rather charged to income in the period in which that gain or loss arises. This change in policy did not have a material impact on the results for the years ended January 31, 2003 and January 31, 2002.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at January 31,		2003		2002
Cash	$	5,959	$	9,073
Commercial paper		7,066		—
	$	13,025	$	9,073

The commercial paper for 2003 bears interest at rates of approximately 2.8% with expiry dates extending up to one month.

4. SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at January 31,	2003	2002
Commercial paper	$ 25,802	$ 27,422

Short-term investments consist of commercial paper bearing interest at a rate of approximately 3.0% [2002 - 3.0%] and maturity dates of up to one month [2002 - two months] from January 31, 2003.

5. CAPITAL ASSETS

Capital assets consist of the following:

As at January 31,	2003	2002
Computer equipment and software	$ 9,347	$ 7,974
Furniture and equipment	2,155	1,950
Leasehold improvements	1,371	1,090
	12,873	11,014
Less accumulated amortization	8,942	7,312
	$ 3,931	$ 3,702

Capital assets include assets under capital leases of approximately $350,000 [accumulated amortization of $245,000] at January 31, 2003 and $498,000 [accumulated amortization of $262,000] at January 31, 2002.

During the year, capital assets were acquired at an aggregate cost of $1,859,000 [2002 - $1,625,000] of which nil [2002 - $165,000] was acquired by means of capital leases and excluded from the consolidated statements of cash flows.

6. INVESTMENTS

The investments are as follows:

As at January 31,	2003	2002
PointBase		
Investment, at cost	$ 10,603	$ 10,603
Cumulative dilution gain	8,513	8,513
Cumulative equity loss	(14,521)	(12,441)
Impairment charge	(4,595)	—
	—	6,675
Idion	9,768	820
	$ 9,768	$ 7,495

PointBase has had a history of operating losses and, while the level of operating losses has decreased in the current year, there is little prospect of short-term profitability. In June of 2002, PointBase started a downsizing of their business with the intent of achieving break-even operations in the short-term. In October 2002, it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil.

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion, a South African company listed on the Johannesburg Stock Exchange, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2003, the Company owned approximately 44,523,000 or 39.36% of Idion's outstanding common shares acquired at a cost of $9,768,000. The ownership of 1,119,000 shares of Idion is subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. The outcome of this litigation is not determinable at present and, therefore, the amount paid for these shares has been included in this total.

The investment in Idion has been accounted for at cost, as the Company does not have significant influence over the affairs of Idion and was not able to obtain adequate financial information from Idion to enable it to account for its investment using the equity method.

7. INTANGIBLES

Intangibles consist of the following:

As at January 31,		2003		2002
	Cost	Accumulated Amortization	Net Book value	Net Book value
Acquired technology	$ 13,389	$ 6,033	$ 7,356	$ 9,765
Deferred compensation [note 18]	307	275	32	217
	$ 13,696	$ 6,308	$ 7,388	$ 9,982

8. BANK CREDIT FACILITIES

At January 31, 2003 and 2002, the Company had available credit facilities of $3,000,000 bearing interest at the prime rate plus 0.5% and £150,000 [$377,000] bearing interest at the prime rate in the United Kingdom plus 3.00%. Under a general security agreement and a source code escrow agreement, all of the Company's assets, including the source code for the Company's software, are pledged as collateral for these credit facilities. As at January 31, 2003, no amounts have been drawn against these facilities other than letters of credit of $140,000 [2002 - $140,000].

9. LONG-TERM DEBT

Long-term debt consists of the following:

As at January 31,	2003	2002
Loan payable, repayable in two annual payments of U.S. $1,000,000 due on September 29, 2001 and 2002	$ —	$ 1,464
Less current portion	—	(1,464)
	$ —	$ —

The loan payable arose upon the acquisition of the assets of Constellar Corporation ["Constellar"] by the Company [note 18] and is unsecured and non-interest bearing. As the loan payable is non-interest bearing, it is shown at a reduced value to reflect the imputed interest at a rate of 8%, representing the Company's approximate borrowing rate at the date of acquisition. The imputed interest will be charged to interest expense on long-term debt over the term of the loan. Included in investment income, net, is interest expense on long-term debt of $63,000 [2002 - $215,000].

10. CAPITAL LEASE OBLIGATIONS

Future minimum annual lease payments with imputed interest rates ranging from 7.3% to 8.4% and expiry dates to June 21, 2004 are as follows:

As at January 31,	2003		2002	
2003	$	—	$	151
2004		105		80
2005		32		28
		137		259
Less amount representing imputed interest		(15)		(23)
		122		236
Less current portion		89		138
	$	33	$	98

Included in investment income, net is interest expense relating to capital lease obligations of $13,000 [2002 - $18,000].

11. SHARE CAPITAL

[a] Authorized
Unlimited number of common and preferred shares.

[b] Shares purchased for cancellation
Under a normal course issuer bid ["Bid"] effective September 21, 2001, the Company indicated its intention to purchase up to 576,226 of its outstanding common shares. This Bid expired on September 20, 2002. Under a new Bid, effective September 21, 2002, the Company indicated its further intention to additionally purchase up to 569,912 of its outstanding common shares. This Bid expires on September 20, 2003. During the year ended January 31, 2003, the Company purchased for cancellation 163,600 common shares [2002 - 336,300] for cash consideration of $1,557,000 [2002 - $2,249,000]. As a result, stated capital was reduced by $924,000 [2002 - $1,897,000] and retained earnings were reduced by $633,000 [2002 - $352,000].

[c] Share purchase plan
Under a share purchase plan the Company issued nil shares [2002 - 22,215] for consideration of nil [2002 - $128,000].

12. STOCK-BASED COMPENSATION PLANS

At January 31, 2003, the Company has two stock-based compensation plans for the purpose of providing shares to directors, officers and employees. The first plan was established on December 12, 1996. Options under this plan generally vest over four years from the date of grant and expire five years from the date of grant. The second plan was established on June 14, 2000 with similar attributes. The number of common shares reserved for issuance under the first and second plan are 1,489,000 and 500,000 respectively.

A summary of the status of the Company's stock-based compensation plans as at January 31, 2003 and 2002 and changes during the years then ended is presented below:

| | 2003 | | 2002 | |
	Options #	Weighted average exercise price $	Options #	Weighted average exercise price $
Outstanding, beginning of year	1,267,661	10.89	1,169,546	11.89
Granted	273,792	10.98	482,655	8.53
Exercised	(152,715)	5.38	(112,422)	5.51
Expired	(270,242)	12.33	(272,118)	13.24
Outstanding, end of year	1,118,496	11.32	1,267,661	10.89
Options exercisable at year end	506,400		462,684	

| | Options outstanding | | | Options exercisable | |
Range of exercise prices $	Outstanding at January 31, 2003 #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Vested and exercisable at January 31, 2003 #	Weighted average exercise price $
4.00 - 6.00	156,901	2.2	5.51	86,440	5.26
6.01 - 9.00	218,563	3.2	7.06	79,142	6.87
9.01 - 13.50	376,062	2.7	11.23	183,679	11.13
13.51 - 20.25	291,275	2.7	15.03	120,343	14.73
20.26 - 27.97	75,395	2.5	21.86	37,696	21.86
4.00 - 27.97	1,118,496	2.7	11.32	506,400	11.12

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its stock purchase plans.

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Under the transitional rules, CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" allows companies to only include options issued subsequent to January 31, 2002 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to January 31, 2002, stock-based compensation expense for 2003 would have been $220,000 and the pro forma loss for 2003 would have been $2,373,000 ($0.21 per share basic and diluted).

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

Years ended January 31,	2003
Risk free interest rate	4.3%
Expected dividend yield	0%
Expected volatility	0.518
Expected option life (in years)	2.2
Weighted-average fair values of options granted	$3.67

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

13. GOVERNMENT ASSISTANCE

The Company applies for investment tax credits under the Income Tax Act (Canada) relating to amounts expended on scientific research and development. During the year, $590,000 [2002 - nil] in investment tax credits were applied to reduce operating expenses. The amount of investment tax credits recorded represents management's best estimate based on its interpretation of current legislation. However, the Canada Customs and Revenue Agency has not yet assessed all these claims and, therefore, the amount ultimately received could be materially different than the amount recorded.

14. INCOME TAXES

Significant components of the Company's future tax assets and liabilities are as follows:

As at January 31,		2003		2002
FUTURE TAX ASSETS				
CURRENT				
Deferred revenue	$	2,413	$	1,834
Other		165		17
		2,578		1,851
Less valuation allowance		—		—
	$	2,578	$	1,851

As at January 31,		2003		2002
FUTURE TAX ASSETS				
LONG-TERM				
Tax benefit of loss carryforwards and tax credits	$	1,637	$	1,766
Share issue costs		282		451
Equity investment in PointBase		1,812		658
Other		53		147
		3,784		3,022
Less valuation allowance		(3,339)		(2,165)
		445		857
FUTURE TAX LIABILITIES				
LONG-TERM				
Tax depreciation in excess of book depreciation		(941)		(1,135)
Scientific research investment tax credits		(666)		(828)
Other		(343)		—
		(1,950)		(1,963)
	$	(1,505)	$	(1,106)

The following table reconciles the income tax expense computed at the rates specified in Canadian tax statutes to the reported income tax expense:

Years ended January 31,	2003	2002
Income tax expense (recovery) at combined Canadian federal and provincial income tax rate of 38.6% [2002 - 41.7%]	$ 107	$ (2,240)
Effect of foreign tax rate differences	(141)	(95)
Benefit of foreign tax losses not previously recognized	(282)	(101)
Items not deductible for income tax purposes	268	244
Non-taxable loss from investment in PointBase, Inc.	2,578	1,556
Foreign tax losses not tax benefited	137	448
Manufacturing and processing profits deduction	(283)	198
Effect of rate changes on future income taxes	(315)	88
Other	365	199
INCOME TAX EXPENSE	$ 2,434	$ 297

Significant components of the provision for income taxes are as follows:

Years ended January 31,	2003	2002
Current tax expense	$ 2,762	$ 428
Future income tax benefit relating to origination and reversal of temporary differences	(13)	(177)
Future income tax benefit resulting from recognition of loss carryforwards	—	(42)
Future income tax expense (recovery) resulting from rate change	(315)	88
INCOME TAX EXPENSE	$ 2,434	$ 297

The Company has foreign non-capital loss carryforwards of approximately $4,262,000 of which $3,952,000 have no expiry date and may be applied against future years' taxable income in those tax jurisdictions for an indefinite period. The remaining $310,000 of those losses expire in 2004 and 2005. Of the total losses of $4,262,000, a valuation allowance has been recognized for all but $310,000 of the losses in one tax jurisdiction.

15. LEASE COMMITMENTS

The Company has entered into agreements to lease office facilities and equipment for which the future annual lease payments are approximately as follows:

2004	$ 2,473,000
2005	1,409,000
2006	1,216,000
2007	975,000
2008	975,000
Thereafter	1,219,000

16. FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

FOREIGN CURRENCY RISK
The Company is exposed to foreign currency risk from fluctuation in foreign currency rates. Increases and decreases in foreign currency rates could impact the Company's income (loss).

During the year ended January 31, 2003, the Company incurred a foreign exchange loss of $326,000 [2002 – gain of $149,000].

HEDGING ACTIVITIES

During the year, the Company entered into forward currency contracts to sell U.S. dollars for Canadian dollars to hedge the future collection of its accounts receivable denominated in U.S. dollars. At January 31, 2003, U.S. $2,000,000 of forward currency contracts were outstanding at exchange rates of approximately 1.58, maturing within thirty days of the Company's year end with a fair value of $101,000 [2002 - $25,000]. These contracts hedge a portion of the Company's U.S. dollar based accounts receivable. The Company does not enter into foreign exchange contracts for speculative purposes.

CURRENT FINANCIAL ASSETS AND LIABILITIES

Due to the short period to maturity of these financial instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair values.

INVESTMENTS

The Company's investment in PointBase, a privately-owned company, has been written down to a fair value of nil.

The fair value of the investment in Idion at January 31, 2003 is $14,450,000.

Should the Company not ultimately be successful in taking over Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and are subject to foreign exchange and other risks.

LONG-TERM DEBT

The fair value of the Company's long-term debt, based on current rates for liabilities with similar terms and maturities, is not materially different from its carrying values.

RISK MANAGEMENT

Short-term investments are placed exclusively with entities having ratings of at least R1-low by a recognized Canadian debt-rating agency.

Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

In addition to Canada and the United States, the Company also operates in the United Kingdom, Germany and other European countries and is therefore exposed to market risks related to foreign currency fluctuations between these currencies.

17. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products. The Company has two reportable segments, North America, which includes the Company's newly incorporated Asia Pacific operations, and Europe, based on the geographic location of its operations. The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales at fair value.

The Company's reportable segments are strategic business units. They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies. The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following table presents certain information with respect to the reportable segments described above:

Years ended January 31,		2003		2002
REVENUE				
North American customers	$	41,107	$	34,610
Intersegment		5,100		5,320
		46,207		39,930
European customers		21,383		21,766
Elimination of intersegment revenue		(5,100)		(5,320)
	$	62,490	$	56,376
OPERATING INCOME (LOSS)				
North America	$	4,580	$	(2,455)
Europe		1,766		341
	$	6,346	$	(2,114)
AMORTIZATION				
North America	$	3,949	$	4,127
Europe		421		993
	$	4,370	$	5,120
CAPITAL ASSET ADDITIONS				
North America	$	1,696	$	996
Europe		163		629
	$	1,859	$	1,625

As at January 31,		2003		2002
IDENTIFIABLE ASSETS				
North America	$	60,861	$	53,898
Europe		9,980		12,605
		70,841		66,503
Intangibles		7,388		9,982
Goodwill		3,118		3,118
	$	81,347	$	79,603
GOODWILL				
North America	$	50	$	50
Europe		3,068		3,068
	$	3,118	$	3,118

Summaries of revenue, segmented according to the customers' country of residence and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:

Years ended January 31,		2003		2002
REVENUE				
Canada	$	4,285	$	2,936
United States		33,498		28,606
United Kingdom		11,675		13,476
Germany		5,092		5,454
Other		7,940		5,904
	$	62,490	$	56,376

As at January 31,		2003		2002
CAPITAL AND INTANGIBLE ASSETS				
Canada	$	10,950	$	13,058
Germany		2,717		2,782
Other		770		962
	$	14,437	$	16,802

18. ACQUISITIONS

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc. [note 19], a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

On May 18, 2001, the Company acquired the technology and certain related assets of saipx Inc., a developer of pervasive mobile computing and turnkey solutions for SAP, in a cash transaction. The Company acquired current assets valued at $9,000, capital assets valued at $65,000 and technology valued at $219,000 for cash consideration of $293,000. The technology acquired will be amortized over a term of three years.

On June 8, 2001, the Company acquired the technology and certain related assets of BDI Systems Inc., a developer of XML-based data transformation software products, in a cash and stock transaction. Total consideration for the transaction was cash of $424,000 and 50,000 shares of common stock with a value of $307,000 to be released from escrow over two years. The assets acquired have been accounted for as acquired technology of $424,000 and deferred compensation of $307,000. The technology will be amortized over a period of three years. The deferred compensation will be amortized over two years.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing computer software products. The acquisition has been accounted for under the purchase method of accounting.

As part of the purchase agreement, further cash payments of up to U.S. $3,000,000 are payable contingent on certain revenue targets being generated from the acquired technology during the three-year period ending August 31, 2003. In November 2001, a payment of $724,000 was made in payment of contingent consideration of $856,000 for the period ended August 31, 2001 less a holdback of $132,000 related to assets purchased which were not realized. The additional contingent payment has been added to the value of the technology acquired, bringing the total value of technology acquired to $12,382,000. No payment of contingent consideration is due for the period ended August 31, 2002. Any future contingent consideration will be recognized when earned and added to the value of technology acquired at that time.

19. RELATED PARTY TRANSACTIONS

In the normal course of operations during the year, the Company entered into several different transactions with SmartSales Inc., a company with a common Chairman of the Board of Directors and significant shareholder. The transactions consisted of purchases of nil [2002 - $100,000] and rental income of $51,000 [2002 - $102,000]. These transactions were made at market prices under normal trade terms and conditions. During fiscal 2003, SmartSales Inc. entered into receivership and the Company wrote off its rent receivable of $77,000. As at January 31, 2003 the Company had loans receivable from directors of $8,000 [2002 - $48,000], bearing no interest and due at a term of up to one year [2002 - three years].

20. RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP which differ in certain material respects from those applicable in the United States.

The material differences as they apply to the Company's consolidated financial statements are as follows:

[a] Balance sheet adjustments

As at January 31,		2003		2002
INVESTMENTS				
Balance under Canadian GAAP	$	9,768	$	7,495
Cumulative equity loss recorded for Canadian GAAP purposes [i]		14,521		12,441
Dilution gain recognized for Canadian GAAP purposes [ii]		(8,513)		(8,513)
Impairment charge for Canadian GAAP purposes		4,595		—
Cumulative equity loss recorded for U.S. GAAP purposes [i]		(16,165)		(14,084)
Increase in equity investment for U.S. GAAP purposes [ii]		10,408		10,408
Impairment charge for U.S. GAAP purposes		(4,846)		—
Unrealized gain (loss) on investment [iii]		4,682		(130)
BALANCE UNDER U.S. GAAP	$	14,450	$	7,617
GOODWILL				
Balance under Canadian GAAP	$	3,118	$	3,118
Adjustment for recognition of tax loss carryforwards [iv]		(128)		(128)
BALANCE UNDER U.S. GAAP	$	2,990	$	2,990
DEFICIT				
Balance under Canadian GAAP	$	(8,669)	$	(5,883)
Current year's net income adjustments		(251)		21
Cumulative prior year's net income adjustments		—		(10,176)
Current year's increase in equity investment		251		—
Adjustment for recognition of tax loss carryforwards [iv]		(128)		(128)
BALANCE UNDER U.S. GAAP	$	(8,797)	$	(16,166)

[i] Under U.S. GAAP, specifically the provisions of Accounting Principles Board Opinion ["APB"] No. 18, "Equity Accounted Investments", when an investment, previously accounted for on a cost basis, qualifies for use of the equity method, the investment, results of operations and retained earnings of the investor should be retroactively adjusted.

[ii] Under U.S. GAAP, additional equity raised by an investee is recognized as an equity transaction if the investee is a newly-formed, non-operating entity; a research and development, start-up or development stage company; an entity whose ability to continue in existence is in question; or other similar circumstances. The determination of the gain resulting from the dilution of the Company's equity interest is different under Canadian and U.S. GAAP due to the differences in the carrying value of the investment account.

[iii] Under U.S. GAAP, investments classified as available for sale are carried at market values with unrealized gains or losses reflected as a component of other comprehensive income. The investment in Idion is classified as available for sale. PointBase is not available for sale as it is a private company.

[iv] Under U.S. GAAP, the realization of the benefit associated with utilizing tax losses which existed at the time of an acquisition but which were not recognized at that time, is reflected as a reduction of goodwill relating to the acquisition in the period upon which the Company determines that such realization is more likely than not. Under Canadian GAAP, prior to the adoption of the liability method in fiscal 2001, such benefit was recorded as a reduction of the income tax provision in the period of utilization.

[b] The components of shareholders' equity under U.S. GAAP are as follows:

As at January 31,	2003	2002
Share capital	$ 64,637	$ 64,740
Increase in equity investment	—	10,408
Accumulated other comprehensive income (loss)	3,981	(628)
Deficit	(8,797)	(16,166)
BALANCE UNDER U.S. GAAP	$ 59,821	$ 58,354

[c] Reconciliation of net loss under Canadian and U.S. GAAP:

Years ended January 31,	2003	2002
Net loss under Canadian GAAP	$ (2,153)	$ (5,664)
Equity loss recorded for Canadian GAAP purposes	2,081	4,112
Equity loss recorded for U.S. GAAP purposes [i]	(2,081)	(4,091)
Impairment charge recorded for Canadian GAAP purposes	4,595	—
Impairment charge recorded for U.S. GAAP purposes [i]	(4,846)	—
NET LOSS UNDER U.S. GAAP	(2,404)	(5,643)
Unrealized gain (loss) on investments	4,812	(130)
COMPREHENSIVE INCOME (LOSS) UNDER U.S. GAAP	$ 2,408	$ (5,773)
NET LOSS PER SHARE UNDER U.S. GAAP	$ (0.21)	$ (0.49)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING UNDER U.S. GAAP [000'S]	$ 11,411	$ 11,500

[i] Included in the equity loss recorded for U.S. GAAP purposes is an amount for acquired in-process research and development. Under U.S. GAAP, specifically Statement of Financial Accounting Standard ["SFAS"] No. 2, "Accounting for Research and Development Costs", acquired in-process research and development having no alternative future use must be written off at the time of acquisition. The adjustment represents the value of the acquired in-process research and development capitalized under Canadian GAAP.

[d] Other disclosures required under U.S. GAAP

[i] Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. However, SFAS No. 123 does require the disclosure of pro forma net earnings (loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123:

Years ended January 31,	2003	2002	2001
Loss for the year in accordance with U.S. GAAP	$ (2,404)	$ (5,643)	$ (1,388)
Stock-based compensation expense	(761)	(960)	(704)
Pro forma loss for the year	$ (3,165)	$ (6,603)	$ (2,092)
Basic and diluted loss per share, as reported	$ (0.21)	$ (0.49)	$ (0.12)
Effect of stock-based compensation expense	$ (0.07)	$ (0.08)	$ (0.06)
Pro forma basic and diluted loss per share	$ (0.28)	$ (0.57)	$ (0.18)

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

Years ended January 31,	2003	2002	2001
Risk free interest rate	4.3%	4.8%	5.9%
Expected dividend yield	0%	0%	0%
Expected volatility	0.518	0.815	0.875
Expected option life (in years)	2.2	2.0	1.9
Weighted-average fair values of options granted	$3.67	$3.66	$8.59

[e] Recent accounting developments

[i] In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ["SFAS 148"]. SFAS 148 amends SFAS No. 123 to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. The Company has adopted this standard and determined that it has no material impact on its U.S. GAAP financial information.

21. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the current year's presentation. These reclassifications include the adoption of Emerging Issues Task Force EITF 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." As a result of this adoption, services revenue increased by $540,000 for the year ended January 31, 2003 [2002 - $637,000], with a corresponding increase in cost of services revenue. The reimbursement of these amounts was previously offset against cost of services revenue.

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

P. Kirk Dixon
Secretary and Executive Vice President,
Global Operations

Donald L. Lenz [1] [3]
Managing Director, Newport Partners

Bryan E. Plug [1] [2]
Chief Executive Officer, Kintana, Inc.

Keith Powell [2] [3]
Principal, Keith Powell Consulting Inc.

Nigel W. Stokes [3]
Chairman, President and
Chief Executive Officer

E. Herman Wallenburg
Chief Scientist

Donald Woodley [1] [2]
President, The Fifth Line Enterprise

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

EXECUTIVE OFFICERS

Nigel W. Stokes
Chairman, President and
Chief Executive Officer

P. Kirk Dixon
Secretary and Executive Vice President,
Global Operations

E. Herman Wallenburg
Chief Scientist

Peter Cauley
Vice President Finance and
Chief Financial Officer

Stewart Ritchie
Vice President, Sales, Americas
and Asia Pacific

Donald G. Symonds
Vice President, EMEA

AUDITORS

Ernst & Young LLP
P.O. Box 251
Ernst & Young Tower
Toronto, Ontario M5K 1J7

LEGAL COUNSEL

Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
Toronto, Ontario M5L 1A9

REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

For any inquiries or change of
address please call:
Answerline: (416) 643-5500
or toll free: 1-800-387-0825

BANKER

Bank of Montreal
Innovation and Technology Centre
First Canadian Place
P.O. Box 3, Mezzanine Level
Toronto, Ontario M5X 1A3

INVESTOR RELATIONS

Send inquiries to:
Investor Relations
DataMirror Corporation
3100 Steeles Avenue East, Suite 1100
Markham, Ontario L3R 8T3

Phone: (905) 415-0310 Ext. 284
Toll Free: 1-800-362-5955
Fax: (905) 415-5195
Email: investors@datamirror.com
http://www.datamirror.com

COMMON SHARES

The common shares of the Company are listed
on the Toronto Stock Exchange under the
symbol DMC and on the NASDAQ National
Market under the symbol DMCX.

ABOUT DATAMIRROR

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusiness™ software solutions that give companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks *the experience of now™* by providing the instant data access, integration and availability companies require today across all computers in their business. Over 1,700 companies have gone live with DataMirror software. DataMirror is headquartered in Markham, Canada, and has offices around the globe.



DataMirror®

THE EXPERIENCE OF NOW.™

North America 1 800 362 5955
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